UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Changes to Executive Leadership Team

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 8, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced a series of organizational changes to further streamline and improve the overall business performance of the company. These changes are outlined below.

  Pravin Desale joins Sierra Wireless as SVP Engineering. Pravin will oversee Sierra's worldwide engineering and network operations organizations. Pravin brings more than 28 years of R&D and engineering management experience to Sierra. Prior to joining Sierra Wireless, Pravin was SVP of Engineering at Veritas Technologies where he was responsible for data protection appliance solutions, software defined storage, and application resiliency solutions. Prior to this, he was VP of Engineering at Seagate, and VP of Engineering at LSI Logic where he led teams in software and hardware development. Pravin has an Electrical Engineering Master's degree from Santa Clara University.
  Sam Cochrane, CFO of Sierra Wireless in charge of Finance, IT Networks and Security, will be taking on additional responsibilities including Human Resources and Facilities.
  Roy McLean will take on the role of SVP Operations. Roy was previously SVP Customer Experience and Quality. All global operations will now be centralized under Roy’s leadership with additional resources to support the high quality and efficient production and delivery of all Sierra Wireless products.
  Jim Ryan will take on the role of SVP Product, Partnerships and Marketing. Jim was previously SVP Partnerships, Marketing and GM for IoT Solutions. In addition to continuing his role as global head of Partnerships and Marketing, Jim will now lead product management for the entire Sierra Wireless global product and services portfolio. In this capacity, Jim will help ensure Sierra Wireless is focused on delivering the right solutions that best meet customers’ needs.
  Steve Harmon will take on the role of SVP Global Sales. Steve was previously SVP Americas Sales. Consolidating the sales teams under one leader enables the team to optimize routes to market to best reach and serve customers efficiently and effectively.
  Philippe Guillemette (CTO), Marc Overton (CSO and SVP EMEA and APAC Sales), James Armstrong (SVP and GM Enterprise Solutions), and Stefan Hockley (VP Global Human Resources) will be leaving the organization. Sierra Wireless would like to thank them for their valuable contributions and expertise over the years.

“Through these senior leadership changes, along with other measures to further improve efficiencies and performance, our team is aligned and focused on company profitability in 2022,” said Phil Brace, President and Chief Executive Officer of Sierra Wireless.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties, we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 08, 2021